UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
LISATA THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
KUVA ACQUISITION CORP.,
(Offeror)
A direct wholly owned subsidiary of
KUVA LABS INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
128058302
(Cusip Number of Class of Securities)
Mark Land
1980 Post Oak Blvd, Suite 100,
Houston, Texas 77056
Telephone: (917) 202-1954
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Anne G. Peetz
Reed Smith LLP
1221 McKinney Street
Houston, Texas 77010
Telephone: (713) 469-3800
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $4,443.40	Filing Party: Lisata Therapeutics, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: June 10, 2026

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 10, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Kuva Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Kuva Labs Inc., a Delaware corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), of Lisata Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $4.00 per Common Share, net to the seller in cash, without interest (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”), which represents the contractual right to receive contingent cash payments of up to an aggregate of $3.00 per CVR subject to the achievement of the Milestones (as defined in the CVR Agreement), in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”), net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Common Share paid pursuant to the Offer, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) is hereby expressly incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. Except as otherwise set forth in this Amendment, the information in Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Items 1 through 11.
The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below. Page references below are to the Offer to Purchase as originally filed.
The Cover Page, the “Introduction” and Section 1 — “Terms of the Offer”
The Offer to Purchase and the related Letter of Transmittal are hereby amended and supplemented to reflect that the Expiration Time of the Offer has been extended, as follows:
“On July 10, 2026, Purchaser has extended the Expiration Time until 11:59 p.m., New York City time, on July 16, 2026, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on July 10, 2026.
Equiniti Trust Company, LLC, the depositary for the Offer, has advised Purchaser that, as of 12:45 p.m., New York City time, on July 10, 2026, approximately 5,105,552 Common Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 55.98% of the 9,119,742 Common Shares outstanding as of June 9, 2026 (the most recent practicable date).
Parent and Purchaser expect the Offer will be consummated promptly following the expiration of the Offer (as hereby extended), subject to the satisfaction of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.”
Amendments to the Offer to Purchase and Exhibits to the Schedule TO
Accordingly, all references to “11:59 p.m., New York City time, on July 10, 2026” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), the Letter of Transmittal (Exhibit (a)(1)(B)), the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and the Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(E)) are hereby amended and replaced with “11:59 p.m., New York City time, on July 16, 2026.”

Section 2 — “Acceptance for Payment and Payment for Shares” (page 16)
The first paragraph of the section of the Offer to Purchase captioned Section 2 — “Acceptance for Payment and Payment for Shares” is hereby amended and supplemented by deleting the phrase “as promptly as practicable after the Acceptance Time” in the first sentence thereof and replacing it with “promptly after the Acceptance Time.” As so amended, the first sentence of the first paragraph of Section 2 reads in its entirety as follows:
“Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for all Common Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Acceptance Time (as defined in Section 11 — “The Merger Agreement”).”
Section 9 — “Source and Amount of Funds” (page 28) and Section 11 — “The Merger Agreement; Other Agreements” (pages 57 and 65)
(a) Section 9 — “Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by amending and restating in their entirety the paragraph that begins “In particular, Parent has entered into a non-binding indication of interest…” and the paragraph that begins “Parent has entered into a simple agreement for equity with an investor…” to read as follows:
“Parent has entered into a non-binding indication of interest, dated June 2, 2026 (the “Non-Binding LOI”), with a proposed investor (the “Note Investor”), pursuant to which the Note Investor would purchase from Parent senior secured convertible notes (the “Notes”) in an aggregate amount equal to the lesser of $25.0 million and 100% of the cash equity raised by Parent in connection with the Merger, prior to the Closing, solely for the purpose of allowing Parent and/or Purchaser to fully fund the payment of the Closing Amount in respect of each Common Share validly tendered and accepted in the Offer, the cash portion of the Merger Consideration (excluding the portion of the Merger Consideration that would otherwise be payable in respect of the Rollover Shares), any other amounts required to be paid by Parent or Purchaser at Closing in connection with the consummation of the Transactions, and the payment of any fees and expenses of or payable by Parent, Purchaser or the Surviving Corporation in connection with the foregoing, in each case subject to the negotiation and execution of definitive documentation. The Notes would bear interest at a rate of 15.0% per annum, payable in kind (“PIK”), on the funded balance, plus an exit fee equal to 100% of the funded balance plus 50% of the undrawn balance (with PIK interest being deducted from any exit fee). The Notes would have a term of five years from the date of the Merger, and the Note Investor would have the right to cause the Notes to mature early after one year. The Notes would be a first lien secured obligation of Parent, secured by a perfected security interest in substantially all of the assets of Parent and its guarantors, and would be convertible into common stock of Parent. At the closing of the financing, the Note Investor would receive penny warrants to purchase common shares of Parent equal to 10% of the number of shares underlying the Notes, with a term of ten years. The closing of the Notes would be conditioned on Parent raising a minimum of $20.0 million of new equity. The shares underlying the Notes would have customary registration rights, and the Note Investor would have the right to participate in up to 25% of any subsequent financing of Parent for a period of three years following the closing of the financing. The Non-Binding LOI does not constitute committed capital and is not binding on the parties, and the purchase of the Notes remains subject to the completion of due diligence, the negotiation and execution of definitive documentation and other customary conditions. There can be no assurance that any financing with the Note Investor will be obtained.
Parent has entered into a simple agreement for future equity, dated May 30, 2026 (the “Investor SAFE”), with ER Trust (the “SAFE Investor”), pursuant to which the SAFE Investor has agreed to pay Parent a purchase amount of $3.5 million, following the completion of the Merger. Pursuant to the Investor SAFE, the purchase amount would convert into equity securities of Parent upon the occurrence of the events specified therein at a discount rate of 80%. The obligations of the SAFE Investor under the Investor SAFE are subject to the closing of the Merger. The foregoing description of the Investor SAFE does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor SAFE, which is filed as Exhibit (b)(1) to the Schedule TO and is incorporated herein by reference.”

(b) Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented as follows:
(i) Section 11 is hereby further amended and supplemented by adding the following new subsection captioned “Investor SAFE” immediately following the subsection captioned “Non-Binding LOI”:
“Investor SAFE
Parent has entered into a simple agreement for future equity, dated May 30, 2026 (the “Investor SAFE”), with ER Trust (the “SAFE Investor”), pursuant to which the SAFE Investor has agreed to pay Parent a purchase amount of $3.5 million, which is subject to the closing of the Merger. Pursuant to the Investor SAFE, the purchase amount would convert into equity securities of Parent upon the occurrence of the events specified therein at a discount rate of 80%. The foregoing summary of the material terms of the Investor SAFE is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor SAFE, which is filed as Exhibit (b)(1) to the Schedule TO and is incorporated herein by reference.”
Section 11 — “The Merger Agreement; Other Agreements — Support Agreement” (page 63)
The subsection of the Offer to Purchase captioned “Support Agreement” under Section 11 — “The Merger Agreement; Other Agreements” is hereby amended and supplemented by adding the following immediately following the first paragraph of such subsection:
“The name of each Rollover Stockholder, the number of Common Shares subject to such Rollover Stockholder’s Support Agreement, and the number of Rollover Shares to be contributed by such Rollover Stockholder to Parent at the Exchange Time are set forth in the table below:”

Rollover Stockholder	Shares Subject to Support Agreement	Rollover Shares
Sangeeta Bhatia	176,739	88,000
Frank Slack	176,739	17,000
Kazuki Sugahara	98,902	15,647
Sailor Cheung Trust	182,542	164,292
Ying Yang	16,014	16,014
Leading Choice	423,322	423,322
Xinjian Zhou	16,014	16,014
Atoll Investments LLC	58,036	58,036
Darren Sigal	13,428	13,428
Mivero Trust (Miguel Leff)	9,170	9,170
Greg Land	2,000	2,000
Blaine & Joan Land	10,000	10,000
Andrew Hopkins IRA	7,270	7,270
Thomas Hopkins	4,900	4,900
Thomas Hopkins IRA	2,875	2,875
Andrew Hopkins	18,070	18,070
Total	1,216,021	866,038

Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(b)(1)*	Simple Agreement for Future Equity, dated May 30, 2026, by and between Kuva Labs Inc. and the SAFE Investor party thereto.

*	Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: July 10, 2026

KUVA ACQUISITION CORP.
By:	/s/ Mark Land
	Name:	Mark Land
	Title:	President
KUVA LABS INC.
By:	/s/ Mark Land
	Name:	Mark Land
	Title:	Chief Executive Officer